Exhibit D

June 15, 2016

Special Committee of the Board of Directors

YY Inc. (the “Company”)

Building B-1, North Block of Wanda Plaza

No. 79 Wanbo Er Road

Nancun Town, Panyu District

Guangzhou 511442

The People's Republic of China

Dear Sirs:

Reference is made to the letter dated July 9, 2015 from us, including Mr. Jun Lei and Mr. David Xueling Li (together, the “Buyer Group”), to the board of directors of the Company setting forth our preliminary non-binding proposal (the “Proposal”) to acquire all outstanding ordinary shares of the Company not owned by the Buyer Group in a going-private transaction.

Having given due consideration to recent unfavorable market conditions, the Buyer Group is hereby withdrawing the Proposal to the Company and will terminate any further discussion with you regarding the Proposal, with immediate effect. Please note that the consortium agreement dated July 20, 2015 among members of the Buyer Group will expire on June 15, 2016 in accordance with its terms.

Should you have any questions regarding this withdrawal notice, please do not hesitate to contact LIAN Jie of Primavera Capital Group at +852 3767 5177 or jie.lian@primavera-capital.com at any time.

Sincerely yours,

Jun Lei

/s/ Jun Lei

David Xueling Li

/s/ David Xueling Li

[Signature Page to Withdrawal Notice]